June 15, 2023

Via EDGAR

Division of Corporate Finance
Office Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:    Charles Eastman
Claire Erlanger

Re:    SUNPOWER CORP
Form 10-K for the year ended January 1, 2023
Form 10-Q for the period ended April 2, 2023
Form 8-K furnished on May 3, 2023
File No. 1-34166

Ladies and Gentlemen,

SunPower Corporation, a Delaware corporation (the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 1, 2023 (the “Comment Letter”) in respect of (i) the Company’s Annual Report on Form 10-K (the “10-K”) for the year ended January 1, 2023 submitted on March 10, 2023, (ii) the Company’s Quarterly Report on Form 10-Q (the “10-Q”) for the period ended April 2, 2023 submitted on May 3, 2023, and (iii) Exhibit 99.1 of the Company’s Form 8-K (the “Press Release”) for the quarter ended April 2, 2023 submitted on May 3, 2023.

Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the aforementioned 10-K, 10-Q, and Press Release.

Form 10-Q for the period ended April 2, 2023
Item 5: Other Information
Information concerning certain limited activities related to Iran, page 40
1. It appears that TotalEnergies is an affiliate of SunPower Corporation. Section 13(r) of the Securities Exchange Act of 1934 requires that SunPower provide disclosure about its activities and its affiliates’ activities specified in Section 13(r) “during the period covered by the report.” In your

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 15, 2023

Form 10-Q for the period ended April 2, 2023, you did not provide disclosure about your affiliate’s activities for the period covered by the report, but disclose instead that TotalEnergies is not required to assess such information. Please tell us why you did not provide such disclosure in light of Section 13(r)(1) which requires such disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and requests additional time to respond in order to gather certain necessary information. We appreciate the Staff’s consideration of our request. The Company anticipates that its response to this comment will be filed on or before June 30, 2023.

Form 8-K furnished May 3, 2023
Exhibit 99.1 Earnings Release
Reconciliations of GAAP Measures to Non-GAAP Measures, page 14
2. We note that your Non-GAAP gross profit, Non GAAP net income, and Adjusted EBITDA measures include an adjustment for the results of operations of businesses exited/to be exited. Please explain to us the nature of this adjustment, including the identity of the businesses and whether or not they have been presented as discontinued operations. Please note that if amounts relate to businesses that do not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, they would represent individually tailored accounting measures in light of the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please advise or revise accordingly.

Response: The Company advises the Staff that prior to 2020, the Company was a vertically integrated, global solar energy company that designed, manufactured, marketed, installed, financed and serviced solar panels, systems and energy solutions worldwide for residential, commercial and power plant customers. In the fourth quarter of 2019, the Company announced plans to separate into two independent publicly-traded companies (the “Spin-Off”), SunPower and Maxeon Solar Technologies (“Maxeon Solar”), and each company will focus on distinct offerings. SunPower will continue as the leading North American distributed generation, storage and energy services company and newly-formed Maxeon Solar will be the leading global technology innovator, manufacturer and marketer of premium solar panels. The Spin-Off closed in the third quarter of 2020. In connection with the Spin-Off, the Company and Maxeon entered into various ancillary agreements that provide a framework for the relationships between the parties going forward. The Company also agreed to indemnify Maxeon Solar for existing litigation matters relating to certain businesses contributed to Maxeon Solar.

In the first quarter of 2021, the Company announced that it will close its solar panel manufacturing plant in Hillsboro, Oregon, given its focus on innovative solar and battery storage system sales and services in the U.S. and Canada, as well as developing downstream energy services products like energy management software. The closure, wind-down activities, and restructuring plan were substantially completed in the second quarter of 2022.

On November 3, 2021, in connection with its third quarter earnings results, the Company announced its decision to increase its focus exclusively on the residential market.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 15, 2023

In the first quarter of 2022, the Company announced that it has signed a definitive agreement to sell its Commercial and Industrial Solutions (“CIS”) business to TotalEnergies. The transaction closed in the second quarter of 2022 completing the Company’s transformation strategy to become a residential pure-play company. In connection with the CIS sale, the Company has agreed to indemnify TotalEnergies for system warranty obligations for certain projects sold as part of the Company’s business prior to the CIS sale to TotalEnergies.
Also in the first quarter of 2022, the Company announced its decision to exit the Light Commercial business. The wind-down activities, as well as remaining obligations on our cracked connectors quality issue, relating to our Light Commercial and CIS businesses, that was announced during January 2022, are expected to be completed by the third quarter of 2024.

Results of operations of businesses exited/to be exited include the operating results of the aforementioned businesses once the Company announced its closure, costs of wind-down activities, true up of estimated milestone payments related to legacy power plant projects sold in fiscal 2018 and 2019, and settlement of warranty obligations on projects which the Company agreed to indemnify the counterparties. During the first quarter of 2023, $6.8 million of the $9.8 million adjustment to Non-GAAP net income and Adjusted EBITDA related to the true-up of warranty claims on projects sold to TotalEnergies. These warranty claims were due to our continuing obligations related to the CIS sale, as a result of our indemnifications with TotalEnergies, and therefore not part of the Company’s ongoing business operations.

Please see below for the nature of the results of operations of businesses exited/to be exited as is adjusted in our Non-GAAP net income and Adjusted EBITDA financial measures for fiscal 2021, fiscal 2022, and fiscal 2023 year-to-date, as is shown in the Company’s respective quarterly earnings releases.

Legacy Business	Fiscal 2021 (in millions)	Fiscal 2022 (in millions)	Fiscal 2023 YTD (in millions)
CIS sale - discontinued operations	-	4.9 [2]	7.5 [1]
Hillsboro, Oregon	13.0	(1.6)	-
Light Commercial business	-	(1.0)	0.9
Other remaining divested businesses	(1.5)	11.9 [3]	1.5
Total	11.6	14.2	9.8
1 Includes $6.8 million related to the true-up of warranty claims on projects sold to TotalEnergies in connection with continuing obligations post-sale of the CIS business, as a result of our indemnifications with TotalEnergies. The remainder includes accounting and legal fees paid for the working capital dispute with TotalEnergies and legal matters that arose as a result of the sale of the CIS business.

2 Includes $3.5 million related to the true-up of warranty claims on projects sold to TotalEnergies in connection with continuing obligations post-sale of the CIS business, as a result of our indemnifications with TotalEnergies. The remainder includes retention bonuses paid to CIS employees to temporarily retain their services for transitionary obligations post-sale, as well as legal fees paid related to the CIS sale.

3 Includes $7.2 million of the reversal of variable consideration due to the true-up of estimated milestone payments related to legacy power plant projects sold in fiscal 2018 and 2019. The remainder includes legal fees for various legal matters relating to our legacy power plant businesses, as well as general business expenses essential for the wind-down activities related to our divested businesses.

The Spin-Off and sale of the CIS business met the classification as discontinued operations for the following reasons: (i) they represented distinct components of the Company with operations and cash flows that are separate and distinguished from the rest of the entity, (ii) met the held for sale criteria in

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 15, 2023

accordance with ASC 205-20-45-1E, and (iii) the disposals of both components represented a strategic shift that had a major effect on the Company’s operations and financial results as they accounted for 70% and 14% of the Company’s total consolidated revenues during their last full year included in SunPower’s operating results of fiscal years’ ended 2019 and 2021, respectively. The other remaining non-residential businesses were not material both quantitatively and qualitatively and hence did not represent a strategic shift to be presented as discontinued operations pursuant to ASC 205-20.

The divestiture of non-residential businesses is an element of the Company’s multi-year strategy. The Company views the income or loss associated with the wind-down of such businesses and the indemnification of warranty and litigation obligations to the sellers as not indicative of the performance of its ongoing business. The Company believes that excluding the results of operations of businesses exited/to be exited from its Non-GAAP financial measures allows investors to evaluate the Company’s performance from management’s perspective and facilitates comparison with the performance of our peer group in the residential solar industry.

3. We note that your Non-GAAP gross profit, Non GAAP net income, and Adjusted EBITDA measures include an adjustment for transition costs which appear to be related to "the hiring and transition of new executive officers, members of management, and other employees." It appears that these costs represent normal, recurring cash operating expenses that would not be appropriate adjustments to a Non-GAAP measure under the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretation. Please advise or revise to remove the adjustment accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. We will remove the referenced non-GAAP financial measure concerning transition costs from our presentation of Non-GAAP gross profit, Non-GAAP net income, and Adjusted EBITDA in our future earnings releases.

Form 10-K for the year ended January 1, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

4. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As an example, we note that the 53% increase in your cost of revenues from Jan 2, 2022 to Jan 1, 2023 was driven in part by increasing material, freight, and labor costs due to inflationary pressures partially offset by a decrease in cost of revenues as a result of the wind-down of your Light Commercial business. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment. In future annual and interim filings, the Company will quantify and disclose the extent to which each change contributed to the overall line item for material changes. In addition, for example, please find our revised disclosure of cost of revenues for Fiscal 2022 included in Appendix A, to quantify the extent to which each change contributed to the material change in cost of revenues for the year ended January 1, 2023.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 15, 2023

5. We note that you identify inflationary pressures as a driver for increased costs. In future filings, please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that recent inflationary pressures have not materially impacted the Company’s results of operations or financial condition. In future annual and interim filings, to the extent that inflationary pressures do have any material impacts, the Company will expand its disclosures to identify the principal factors contributing to the inflationary pressures and any actions planned or taken to mitigate those material impacts and quantify the resulting impact on results of operations or financial condition.

Notes to the Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 76

6. We note from your disclosure on page 9 that you continue to provide a residential lease program which provides U.S. customers SunPower systems under 20-year lease agreements that include system maintenance and warranty coverage, including warranties on system performance. SunPower residential lease customers have the option to purchase their leased solar systems upon the sale or transfer of their home. Please explain to us and revise future filings to include disclosure of your revenue recognition policies related to this lease program. Additionally, please tell us your consideration for separately disclosing the amount of revenue recognized from leases under ASC 606-10-50.

Response: The Company respectfully acknowledges the Staff’s comment. The Company would like to inform the Staff that we offer an option to our residential customers to purchase SunPower systems under 20-year lease agreements with third-party leasing partners. Our residential customers sign the lease agreements with the third-party leasing partners that are subsequently sold by the special-purpose entity, for which we have a noncontrolling interest and do not consolidate, SunStrong Capital Holdings, LLC. The Company provides all materials, installation, and servicing of the leased assets, and the special-purpose entity owns, operates, and manages the leasing agreement over the term of the lease.

In 2018, we created SunStrong Capital Holdings, LLC to own and operate our residential lease assets and contributed our controlling equity interests in residential lease funds to SunStrong. The Company subsequently sold 49% of our SunStrong membership interest to Hannon Armstrong, and relinquished the power to direct the activities of SunStrong that most significantly impact the entity. This resulted in deconsolidation of our residential leasing business from our books.

In accordance with ASC 606-10-50-19, the Company recognizes revenue when the system is fully installed, when permit to operate is given by the local utility company, and the solar system has produced meterable quantities of electricity, as we deem our performance obligation under the contract to be complete at such time.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 15, 2023

The Company confirms that in future filings, beginning with our Form 10-Q for the period ended July 2, 2023, the Company will expand its revenue recognition policy disclosure substantially similar to the sample disclosure included in Appendix A (added disclosures expected to be presented in future filings have been underlined in the attached Appendix) to clarify the revenue recognition of our solar power systems subject to third-party leases.

* * * * * * *

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (510) 540-0550.

Very truly yours,

/s/ ELIZABETH EBY
Elizabeth Eby
Executive Vice President, Chief Financial Officer

cc:	Evan Kass, Partner, Ernst & Young LLP
Raquel Fox, Partner, Skadden

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 15, 2023

Appendix A

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K as follows –

Results of Operations

Total Cost of Revenues and Gross Margin

Our total cost of revenues increased by 53% during fiscal 2022 as compared to fiscal 2021, as a result of organic revenue growth from our residential businesses across all channels and the Blue Raven acquisition in the fourth quarter of 2021. The increase was primarily due to volume growth in Blue Raven of approximately $153.0 million, as well as increasing material, freight, and labor costs of approximately $110.8 million, $9.9 million, and $31.0 million, respectively, due to increased costs of doing business in fiscal 2022. This was partially offset by a decrease in cost of revenues in our Light Commercial business of approximately $42.7 million, as a result of the wind-down activities that began in the first quarter of fiscal 2022.

Additionally, we will include the following enhanced disclosure (which is underlined in the policy disclosure below) with respect to the revenue recognition of our leased assets in our future filings as part of our revenue recognition accounting policy –

Revenue Recognition

We recognize revenue from contracts with customers when we have completed our performance obligations under an identified contract. The revenue is recognized in an amount that reflects the consideration for the corresponding performance obligations for the goods and services transferred.

Solar Power Systems and Component Sales

A majority of our revenue is generated by sales of fully functioning solar power systems to our customers. We sell our products through a network of installing and non-installing dealers and resellers, as well as our internal sales team. Usually, our performance obligation is to design and install a fully functioning solar energy system. We recognize revenue when the solar power system is fully installed and the final permit is received from the authority having jurisdiction, as we deem our performance obligation under the contract to be complete at such time, and the customer retains all of the significant risks and rewards of ownership of the solar power system. In situations when we are not responsible for construction and installation of solar power systems, usually when the sales are made by one of our installing dealers or resellers, we recognize revenue when the components of the solar power system are delivered at the customer site. All costs to obtain and fulfill contracts associated with system sales are expensed as a cost of revenue when we have fulfilled our performance obligations.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 15, 2023

Revenue is generally recognized at transaction price, net of costs of financing, or other consideration paid to the customers. Also, our arrangements may contain clauses that can either increase or decrease the transaction price. Variable consideration is estimated at each measurement date at its most likely amount to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur and true-ups are applied prospectively as such estimates change.

We apply for and receive state, local, and utility rebates and Solar Renewable Energy Credits (“SRECs”) in certain jurisdictions for power generated by solar energy systems we have sold to customers. We retain control of the rights to future SRECs and sell the SRECs generated from qualifying solar power systems to a public utility. SREC revenue is estimated net of any variable consideration related to possible liquidated damages if we were to deliver fewer SRECs than contractually committed, and is generally recognized upon delivery of the SRECs to the public utility and corresponding collection of cash.

We also provide solar power systems to our customers in the form of 20-year lease agreements which are entered into by the customer with our third-party leasing partners. These third-party leasing partners are special-purpose entities that we do not control or consolidate. We recognize revenue when the system is fully installed, when permit to operate is given by the local utility company, and the solar system has produced meterable quantities of electricity, as we deem our performance obligation under the contract to be complete at such time.